Rosewind Corporation
16200 WCR 18 E
Loveland, CO 80537
970-635-0346

May 8, 2007

Mr. William Bennett, Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

    VIA FAX: 202-772-9205 and EDGAR

    Re:      Rosewind Corporation
        Form SB-2 Registration Statement
        File No. 333-139933

Ladies and Gentlemen;
This request for acceleration hereby supersedes the request for acceleration previously filed on May 3rd.  At this time, on behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement pursuant to Rule 461 to Thursday, May 10, 2007 at 3 PM, Washington, D.C. local time, or as soon as practicable thereafter. In connection with this request, we represent the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws. If you have any additional questions, do not hesitate to contact me, James Wiegand at (970)635-0346. For accounting comments, please contact Rachel Boulds, HJ & Associates at 801-328-4408.

Rosewind Corporation

/s/ James Wiegand
James Wiegand, President